September 16, 2005

BY HAND DELIVERY AND EDGAR

Mark P. Shuman

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Re:	Via Net.Works, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 6, 2005
File No. 0-29391-15

Dear Mr. Shuman:

On behalf of Via Net.Works, Inc. (“VIA” or the “Registrant”), and in response to the Staff’s comment letter dated September 12, 2005 relating to your limited review of the above-referenced filing, set forth below are the Registrant’s responses to the Staff’s comments in such letter.  Concurrently with the submission of this letter, the Registrant has filed an amended preliminary proxy statement in connection with the special meeting of VIA stockholders (the “Revised Proxy Statement”).  We are also supplementally providing to the Staff clean courtesy copies of the Revised Proxy Statement, as well as copies marked to show changes from the preliminary proxy statement filed September 6, 2005.

The Registrant’s responses to the Staff’s comments are set forth below beneath the text of the corresponding comment from the comment letter.

General

1.                                      Your disclosure indicates that in connection with your agreement to sell all of your operations to Interoute Communications you also sold to Interoute $2.8 million of your preferred and common stock, resulting in Interoute, through a subsidiary, controlling approximately 46.5% of your outstanding voting stock.  Your disclosure also indicates that Interoute will be voting in favor of the proposals relating to the sale of your operations and the plan of dissolution.  In your response letter, please tell us what consideration you gave to the application of Exchange Act Rule 13e-3.  In your response, discuss the fact that Interoute appears to have become your affiliate prior to the date you filed this proxy statement seeking shareholder approval of the asset sale and subsequent plan of dissolution.  Also address that fact that the sale of your operations to Interoute appears to have a reasonable likelihood or purpose of producing, either directly or indirectly, one or more of the effects described in Exchange Act Rule 13e-3(a)(3)(ii).

Response:

VIA did consider the application of Rule 13e-3 to the proposed transactions with Interoute prior to filing its preliminary proxy statement.   For the reasons set forth below, VIA believes that the application of Rule 13e-3 to the proposed transactions is neither required by Rule 13e-3 nor appropriate in light of the purposes of the Rule, previous “no action” positions regarding multi-step unitary transactions and the particular facts and circumstances of the acquisition of VIA’s assets by Interoute.

Interoute is not an “Affiliate” of VIA for Purposes of Rule 13e-3.

First, the proposed transactions between VIA and Interoute would constitute a “Rule 13e-3 transaction” under Rule 13e-3(a)(3)(C) only if Interoute is an “affiliate” of VIA.  As defined in Rule 13e-3(a)(1), an “affiliate” of VIA is a person that controls, is controlled by, or is under common control with VIA.

As described in the preliminary proxy statement, Interoute invested in shares of common stock and a newly created series of convertible preferred stock of VIA (collectively, the “Shares”) in connection with and at the same time as the execution of the definitive transaction documents.  VIA issued and Interoute acquired the Shares as part of and in furtherance of its plan to acquire the assets of VIA.  Prior to Interoute’s acquisition of the Shares on the date that the definitive transaction documents were signed, Interoute owned no shares of VIA stock, had no representation on the VIA board, and, accordingly, played no roll in the board’s deliberation with respect to the transactions described in the preliminary proxy statement.

Under the definitive transaction documents, Interoute agreed to vote all of the Shares (representing approximately 46.5% of VIA’s outstanding voting stock as of the date of the preliminary proxy statement) in favor of the proposals related to the asset sale and the dissolution of VIA.  Interoute further agreed not to elect directors to or seek to take control of the board of directors of VIA.  So long as the VIA Board has not accepted or recommended a competing proposal, Interoute may not, without the prior written consent of VIA:

•                  acquire additional securities of VIA

•                  solicit proxies in opposition to a recommendation of the VIA board

•                  become a participant in an election contest with respect to the election of directors or other similar elected persons of VIA or seek to influence or affect the vote of any stockholder of VIA

•                  act in concert with any other person for the purpose of acquiring, holding, voting or disposing of securities of VIA

•                  seek to appoint, elect or remove any member of the VIA board or make any public statements suggesting any change in the VIA board or management

•                  disclose any intention, plan or arrangement to take any of the foregoing actions

Interoute has no representative on the VIA board, although it does have the right to designate an observer to attend meetings of the VIA board in a non-voting capacity.

Moreover, the definitive transaction documents expressly grant VIA the right to accept a competing acquisition offer.  In the event that the board of directors of VIA accepts or recommends a competing acquisition proposal, Interoute would be permitted to cast up to one third (1/3) of the total number of votes eligible to be voted on the proposal as determined by Interoute in its sole discretion, but Interoute would be required to vote all remaining shares (in excess of the one-third limit) in a manner that is proportionate to the manner in which all holders of voting shares other than Interoute vote on the proposal (provided that, at the time of such vote, VIA has paid in full all amounts owed to Interoute under the definitive transaction documents).

As a result of these various protections, Interoute is not able to control VIA.  Thus, we believe that Interoute is presently is not an “affiliate” of VIA.

The Proposed Asset Sale Transaction is Not the Type of Transaction Intended to be Covered by Rule 13e-3.

Even if Interoute were characterized as an affiliate of VIA after its acquisition of the Shares, Interoute was not an affiliate at the time the definitive transaction documents were negotiated or executed.

Rule 13e-3 was adopted by the Commission to protect against abuses by controlling shareholders and other affiliates who squeeze out minority shareholders in going private transactions.  In its 1981 Interpretative Release, the Commission stated, “[t]he rule is intended to apply to a merger, consolidation or similar multi-party reorganization transaction of an issuer only if an affiliate of the issuer is also a party to the transaction.  Transactions between an issuer and a non-affiliate are ordinarily the product of arms-length negotiations and therefore do not involve the potential for abuse and overreaching associated with the types of transactions intended to be covered by the Rule.”  See Rel. No. 34-17719 (April 13, 1981); Part II, Response to Question 1. (Emphasis added).

As described in detail in the preliminary proxy statement, the definitive transaction documents are the result of months of arms-length negotiations between two non-affiliated companies.  See pages 29 through 40 of the Revised Proxy Statement.  Accordingly, we do not believe that the asset sale is the type of transaction intended to be covered by Rule 13e-3.  The facts surrounding this transaction do not create potential for the abuses identified by the Commission in going private transactions.

The Commission’s pragmatic approach to analyzing multi-step transactions should exempt the proposed transactions between VIA and Interoute because the Commission has done so in circumstances where the second step represents the completion of an acquisition initiated by an unaffiliated party.

The staff has taken several “no action” positions under Rule 13e-3 in multi-step acquisitions where the second step represented the completion of an acquisition instituted by an unaffiliated party.  See, e.g., Rel. No. 34-17720 (April 13, 1981); Medtrain, Inc. (April 20, 1982); Penn Central Corporation (July 16, 1983) and Ranco, Inc. (May 1, 1987).

The proposed asset sale may be analogized to the “back-end” merger exempted from Rule 13e-3 by subparagraph g(l)(ii) thereof in connection with tender offer transactions.  That subsection exempts acquisitions of securities that are made within one year of the termination of a tender offer in which the acquiror was the bidder and became an affiliate of the issuer as a result of the tender offer.  The Commission views such “second step” transactions as part of a single, integrated and unitary transaction by a non-affiliate.

In the 1981 Interpretative Release discussed above, the Commission stated that the Division of Corporation Finance has taken a “no-action” position and extended this tender offer second-step exception to purchases of a controlling interest in a class of equity securities and the subsequent acquisition of the balance of the outstanding securities of such class, provided that the following criteria were met:

1)     Prior to the initial acquisition of securities, there was no affiliation between the issuer and the acquiring entity;

2)     the initial acquisition and the second-step transaction are made pursuant to an agreement or agreements for the acquisition of the entire class of securities at the same unit price;

3)     the intention to engage in the second-step transaction was publicly announced at the time of the initial acquisition, and the second-step transaction is effected within a relatively short period of time thereafter; and

4)     the acquiring entity will not change the management or the board of directors, or otherwise exercise control, of the issuer prior to the completion of the second-step transaction.

Rel. No. 34-17719 (April 13, 1981:; Part IV, Response to Question 8).

VIA believes that the transactions with Interoute should be viewed as a single, integrated and unitary transaction with a non-affiliate, and that the transactions meet the criteria outlined by the staff:

First, as discussed above, no affiliation existed between VIA and Interoute prior to VIA’s initial acquisition of the Shares.

Second, the initial acquisition of the VIA securities and the second-step transaction (the asset sale) are in furtherance of VIA’s overall plan, as reflected in the sale agreement executed immediately prior to the first issuance of stock to Interoute, to effect a sale of the entire company.  As disclosed in the preliminary proxy statement, after VIA receives the net proceeds of the asset sale, it intends to distribute all of its remaining assets, after payment to creditors and payment of liquidation preference on the preferred stock, to the common shareholders in the dissolution on a pro rata basis.  Moreover, the board of directors of VIA based its determination of the fair value of the consideration for the shares of VIA’s common stock issued to Interoute upon the anticipated per share final distribution amount.  If no additional matters arise which significantly dilute the proceeds to common shareholders, the amount paid per share by Interoute will be the same as the amount returned to common shareholders after the asset sale and dissolution.

Third, VIA publicly announced its intention to engage in the asset sale at the same time as the initial acquisition of the Shares by Interoute. The second-step transaction (the asset sale) will be effected as soon as the Commission’s review of the preliminary proxy statement is completed, the definitive proxy statement is mailed to shareholders and a shareholder vote in favor of the asset sale is obtained.

Fourth, as discussed above, Interoute has agreed that it will not, prior to the completion of the second-step asset sale transaction, take any actions relating to election of directors or control of the board of directors of VIA.

The particular facts and circumstances make clear that in purchasing stock in VIA Interoute was seeking to complete the second-step purchase of VIA’s assets.

As disclosed in the proxy statements, Interoute invested in the preferred and common shares of VIA in connection with, and concurrently with, the execution of the sale agreement and a facility agreement under which Interoute is to provide funding to VIA.  Interoute’s goals in investing in VIA capital stock were to provide VIA with financing for the period between the signing of the acquisition documents and the closing, and to increase the likelihood that enough voting stock is held by parties likely to cast a vote on the transaction.  VIA’s board deemed it critical and in the best interests of its shareholders to increase the level of shareholder participation as a result of the unfortunate level of shareholder apathy demonstrated in the solicitation of votes of the prior transaction with a different bidder.  See below and pages 36 and 37 of the Revised Proxy Statement for a discussion of the prior solicitation efforts.

The prior efforts by VIA to sell its assets to a different bidder were not consummated in large part because an insufficient number of votes were cast with respect to the transaction even though the large majority of the votes actually cast were for completion of the transaction.  In the prior transaction with a different bidder, VIA solicited proxies for two entire months in an effort to get enough stockholders to respond.  Of the 44% of stockholders who ultimately responded, approximately 90% were in favor of the transaction.  Under Delaware law, 44% is not sufficient to approve a sale of substantially all assets transaction or even for a quorum.

VIA’s US and European proxy solicitors had advised VIA that a subsequent transaction likely would run into the same difficulties because of the limited number of large holders of VIA stock and the small amount being returned to stockholders in the dissolution.  In addition, a large number of VIA stockholders are European (not surprising since VIA’s operations are exclusively in Europe), and the proxy solicitors advised VIA that normally most European stockholders of US companies do not vote their shares.  The proxy solicitors further advised VIA that, unlike in the U.S., there is no systematic process under which European brokerage companies are obliged to pass proxy information through to beneficial holders or cast votes as the stockholders of record even when the beneficial holders so request, and European stockholders are not accustomed to voting stock in US companies.  For this reason, the structure of the transactions with Interoute, and with the other bidders that conducted negotiations with VIA prior to the signing of the definitive sale agreement with Interoute, included a purchase of a significant amount of voting stock from VIA.

This history, combined with the prohibitions on Interoute seeking to control VIA or elect directors to its board and other voting provisions discussed above, make clear that Interoute had no intention to become an affiliate of VIA or accomplish any objectives other than increasing the likelihood of a successful vote to be held on the second step of the asset sale transaction.  See also Interoute’s Schedule 13D filed on September 6, 2005 which describes the purchase of the Shares as part of an overall acquisition transaction and cites its agreement not to seek to remove any directors from or otherwise take control of the board of directors of VIA.

Rule 13e-3 does not apply because the transactions will not result in any of the results set forth in Rule 13e-3(a)(3)(ii).

A transaction, such as the proposed asset sale, is only subject to Rule 13e-3 if it has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3.  Rule 13e-3 is not applicable to the proposed asset sale because the effects described in Rule 13e-3(a)(3)(ii) will not occur as a result of the closing of the asset sale.  It will not result in VIA’s common stock being held of record by less than 300 persons because it is a sale of assets, not a merger, and because VIA currently has less than 300 holders of record within the meaning of Rule 12g5-1.  It also will not result in the delisting contemplated by clause (B) of Rule 13e-3(a)(3)(ii) because VIA’s common stock was previously delisted from Nasdaq in August 2005 for reasons unrelated to the proposed transactions with Interoute.  The type of transactions that are subject to Rule 13e-3, which are listed in paragraph (a)(3)(i) of the Rule, does not include a dissolution or liquidation.

We believe that this omission is important because a dissolution, unlike a transaction in which an acquired business will continue to operate as a going concern, does not involve the same potential for abuse of minority shareholders which Rule 13e-3 is intended to address.  The result of the a dissolution is the winding down of a business and an orderly distribution of liquidation proceeds to creditors and shareholders in accordance with the dissolution plan. A dissolution is not the type of transaction that is implemented for the purpose of avoiding the shareholder disclosure protections afforded to companies whose shares are listed on a national securities exchange or which has in excess of 300 public shareholders.  As a result, we do not believe that the transactions contemplated by the preliminary proxy statement are of the type that were intended to be covered by Rule 13e-3.

The proposed dissolution of VIA, if implemented, would ultimately result in the closing of VIA’s stock transfer books upon the filing of a certificate of dissolution in Delaware.  As part of the dissolution, those stockholders will receive cash distributions and VIA will cease to exist.  However, in order to dissolve, VIA will need shareholder approval, and will be relying on the votes Interoute has agreed to cast in favor of the dissolution to effect that transaction.  In the prior round with a different bidder, the plan of dissolution also did not receive sufficient proxies to establish a quorum or achieve the required vote even though 85% of the votes actually cast were in favor of the dissolution.  See the discussion above and pages 36 and 37 of the Revised Proxy Statement regarding the vote and the proxy solicitation efforts.  If the asset sale and dissolution, which are not explicitly conditioned on each other, are to be connected for purposes of Rule 13e-3, the main connection between the two steps, namely the purchase by Interoute of shares of stock from VIA and the agreement of Interoute to vote the shares in favor of the asset sale and dissolution, also would have to be considered part of the same unitary transaction.

Conclusion

Based on the foregoing analysis, VIA believes that the application of Rule 13e-3 to the proposed transactions is neither required by Rule 13e-3 nor appropriate in these circumstances.

2.                                      Item 14(c)(1) of Schedule 14A requires that you provide the information required by Part B of Form S-4, including without limitation, Item 303 of Regulation S-K.  Your disclosure indicates on pages 21, 22 and 81 that you are attempting to incorporate by reference the information contained in your Form 10-K for the year ended December 31, 2004.  However, as previously noted in our comment letter to you dated May 23, 2004, it does not appear that you are eligible to rely on Item 14(e) of Schedule 14A in order to incorporate such information by reference because your Form 10-K for the fiscal year ended 2004, filed on April 26, 2004, was not submitted in a timely manner.  Please advise and revise your proxy statement to provide all the disclosure required.

Response:    The Registrant has revised the disclosure on pages 21 and 22 to eliminate the incorporation by reference language and has included all of the required additional disclosure in the Revised Proxy Statement in response to this comment.  Please see the pages referenced above as well as pages 70 to 99 of the Revised Proxy Statement.

* * * * *

The Registrant would like to be able to file a definitive proxy statement and commence mailing at the earliest practicable date.  Your prompt attention to this response is greatly appreciated.  Should you have any questions concerning the above responses or the Revised Proxy Statement, please do not hesitate to call me at (202) 637-5736.

Respectfully submitted,

Steven M. Kaufman

Enclosures

cc:	Matt S. Nydell, Via Net.Works, Inc.
Joseph G. Connolly, Jr., Hogan & Hartson L.L.P.
John B. Beckman, Hogan & Hartson L.L.P.
Gregory F. Parisi, Hogan & Hartson L.L.P.